50 3/24/05

05037553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APS FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 S Capital of Texas Highway Suite B220
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Conwill (512) 314-4375
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

333 Clay Street, Suite 4700 (Address) Houston, (City) Texas (State) 77002 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2005
WASH. D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Conwill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APS Financial Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY M. NELSON
Notary Public, State of Texas
My Commission Expires
AUGUST 1, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)

Financial Statements
For the Year Ended December 31, 2004

BDO

BDO Seidman, LLP
Accountants and Consultants

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)

Financial Statements
For the Year Ended December 31, 2004

Table of Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

333 Clay Street, Suite 4700
Houston, Texas 77002-4180
Telephone: (713) 659-6551
Fax: (713) 659-3238

Independent Auditors' Report

The Board of Directors
APS Financial Corporation
Austin, Texas:

We have audited the accompanying statement of financial condition of APS Financial Corporation (the "Company") as of December 31, 2004, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of APS Financial Corporation at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental material listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Houston, Texas
February 4, 2005

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)
Statement of Financial Condition

December 31,		2004
Assets		
Cash and cash equivalents	$	3,529,349
Deposit with clearing broker		660,000
Receivables from:		
Clearing broker (Note 1)		6,663
Employees (Note 2)		253,545
Affiliates (Note 2)		8,266
Third party loan (Note 4)		235,783
Other		222
Prepaid expenses and other assets		215,563
Securities owned, at fair value		244
Deferred tax asset (Note 9)		48,001
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $599,526 (Note 5)		31,691
Total assets	$	4,989,327
Liabilities and Stockholder's Equity		
Liabilities		
Payables to:		
Clearing broker (Note 1)	$	13,561
Parent company (Note 2)		766,415
Accrued bonuses		1,051,619
Accrued expenses and other liabilities		1,502,836
Total liabilities		3,334,431
Commitments and contingencies (Notes 3, 5, 6, and 8)		
Stockholder's equity (Note 3)		
Common stock, 10¢ par value, 50,000 shares authorized, 1,000 shares issued and outstanding		100
Additional paid-in-capital		1,116,550
Retained earnings		538,246
Total stockholder's equity		1,654,896
	$	4,989,327

See accompanying summary of significant accounting policies and notes to the financial statements.

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)
Statement of Income

Year ended December 31,	2004
Revenue:	
Commissions (Note 7)	$ 16,541,790
Interest, net of interest expense of $7,367	110,662
Loss from principal security transactions and other	(28,688)
Total revenue	16,623,764
Expenses:	
Commissions and floor brokerage	9,744,122
Employee compensation and related benefits	3,238,459
General and administrative	790,549
Communications	456,578
Occupancy	215,565
Service fees	116,300
Total expenses	14,561,573
Income before federal income tax expense	2,062,191
Federal Income Tax Expense (Note 9):	
Current	701,145
Deferred	2,699
Total federal income tax expense	703,844
Net Income	$ 1,358,347

See accompanying summary of significant accounting policies and notes to financial statements.

Statement of Stockholder's Equity

		Common Stock		Additional Paid-in Capital		Retained Deficit		Total
Balance, December 31, 2003	$	100	$	1,116,550	$	179,899	$	1,296,549
Dividends		–		–		(1,000,000)		(1,000,000)
Net income		–		–		1,358,347		1,358,347
Balance, December 31, 2004	$	100	$	1,116,550	$	538,246	$	1,654,896

See accompanying summary of significant accounting policies and notes to financial statements.

APS Financial Corporation
(A wholly-owned Subsidiary of APS Investment Services, Inc.)
Statement of Cash Flows

Year ended December 31,	2004
Cash Flows from Operating Activities:	
Net income	$ 1,358,347
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	27,043
Changes in operating assets and liabilities:	
Deposit with clearing broker	(160,000)
Receivable from clearing broker	347,977
Receivable from employees and other	(479,247)
Securities owned	(93)
Prepaid expenses and other assets	14,686
Securities sold, not yet purchased	(67,345)
Payable to clearing broker, net	13,521
Accrued bonuses	(534,144)
Accrued expenses and other liabilities	287,411
Net cash provided by operating activities	808,156
Cash Flows From Investing Activities:	
Purchases of furniture and equipment	(9,777)
Net cash used in investing activities	(9,777)
Cash Flows From Financing Activities:	
Dividends paid	(500,000)
Decrease in payable to parent company	(452,597)
Net cash used in financing activities	(952,597)
Net decrease in cash and cash equivalents	(154,218)
Cash and cash equivalents at beginning of year	3,683,567
Cash and cash equivalents at end of year	$ 3,529,349
Supplemental disclosures:	
Interest paid	$ 7,367
Income tax allocation paid to parent company	$ 919,161

See accompanying summary of significant accounting policies and notes to financial statements.

Summary of Significant Accounting Policies

Organization and Nature of Business

APS Financial Corporation (APS Financial or the Company) is a wholly-owned subsidiary of APS Investment Services, Inc. (APS Investment Services). APS Investment Services is a wholly-owned subsidiary of American Physicians Service Group, Inc. (APSG). APS Financial, a fully licensed broker/dealer, provides brokerage and investment services primarily to institutional and high net worth individual clients through it's principal offices in Austin, Texas, and Houston, Texas. The Company also provides portfolio accounting, analysis, research, and other services incidental to its security business to insurance companies, banks and mutual funds. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Securities Transactions

Securities transactions and the related commission revenue and expense are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported in the statement of financial condition.

APS Financial does not carry or clear customer accounts, and all customer transactions are executed and cleared with another broker on a fully disclosed basis. The clearing broker has agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the SEC and to perform all services customarily incident thereto. Under this Agreement, the Company maintains a $660,000 deposit with the clearing broker. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. In the absence of any available market quotation, securities held by APS Financial are valued at estimated fair value as determined by management. The difference between cost and market has been included in gain (loss) from principal securities transactions. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

As of December 31, 2004, the Company owns approximately 352,000 publicly traded shares of Polar Molecular Holding Corporation common stock with no cost basis. Based on quoted market prices, the value of these shares at December 31, 2004 is approximately $22,911. Due to low trading volumes, the Company believes its investment is not readily marketable and that any attempt to liquidate a significant portion of its investment would negatively impact market prices. Accordingly, these shares are valued at an estimated realizable value of $0 in the statement of financial condition.

APS Financial also owns 50,000 membership interest units in Walters Bay International, LLC and 300 warrants of National Association of Securities Dealers, Inc. to purchase shares of common stock of The NASDAW Stock Market, Inc. In 2003, APS Financial recorded losses in the amount of $62,345 related to these investments, resulting in the carrying value of each being reduced to $0.

In 2004, APS Financial received 23,334 shares of TechRadium common stock and 15,000 warrants for National Lampoon shares of common stock as additional compensation for investment banking services. TechRadium is a startup Internet service company with little current revenues and no publicly traded securities. The warrants for common stock received from National Lampoon vest over a 36 month period (as of Dec 31, 2004 the vested shares totaled 416). Upon exercise of these warrants the company will receive restricted shares, which will not be readily marketable. These shares have no cost basis and are carried at an estimated realizable value of $0 in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of ninety days or less.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives or lease terms of the respective assets, typically ranging from three to seven years.

The Company reviews its fixed assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be fully recoverable. The Company has determined that there has been no impairment of its furniture, equipment and leasehold improvements as of December 31, 2004.

Federal Income Taxes

APS Financial does not file a standalone federal tax return since its results from operations are included in the consolidated federal income tax return of APSG. Based on an informal agreement with APSG, APS Financial is allocated taxes at a rate of 34% of its pre-tax earnings. Under this agreement, APS Financial is charged with any tax expense or credited with any benefits in the year incurred as if the Company had filed a federal tax return on a stand-alone basis. Accordingly, APS Financial has recognized current federal income tax expense of $701,145 and deferred federal income tax expense of $2,699 for the year ended December 31, 2004, for financial reporting purposes. In addition, the related current federal income tax payable of $234,667 is included as a component of the payable to parent company as of December 31, 2004.

Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2004.

Management's Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Receivables From and Payables to Clearing Broker

The Company's Agreement with the clearing broker provides that the Company's assets held by the broker, including but not limited to, securities, deposits, monies and receivables, secure the Company's obligations to the clearing broker. At December 31, 2004, there were amounts receivable from and payable to clearing broker related to unsettled transactions of $6,663 and $13,561, respectively.

2. Related Party Transactions

APS Financial reimburses APSG for its pro rata share of income tax benefits or expenses. The net balance due to APSG as a result of the allocation of the Federal income tax payable was $234,667 at December 31, 2004. As of December 31, 2004, the Company also had recorded dividends payable in the amount of $500,000 to APSG. In addition, as of December 31, 2004, the Company owed APSG $31,748 for intercompany expense reimbursements.

APS Financial has made advances to certain employees, which have an outstanding balance of $253,545 at December 31, 2004. These employee advances bear no interest.

APS Financial advanced funds during 2004 for certain operating expenses to APS Asset Management, Inc. (another subsidiary of APS Investment Services). For the year ended December 31, 2004, amounts advanced to APS Asset Management, Inc. were $30,779. As of December 31, 2004, $8,266 of these advances are still outstanding and are reflected as a receivable from this affiliate in the accompanying statement of financial condition.

During the year ended December 31, 2004, APS Financial recorded an expense of $108,000 for consulting fees paid to a member of its Board of Directors, which is included in general and administrative expense on the statement of income.

3. Regulatory Net Capital Requirements

APS Financial, as a fully registered licensed broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, APS Financial is required to maintain a minimum "net capital" to satisfy Rule 15c3-1. At December 31, 2004, the minimum "net capital" requirement for APS Financial was $221,391. "Net capital" at December 31, 2004 was $841,418. The ratio of aggregate indebtedness to net capital was 3.95 to 1 as of December 31, 2004 and was in compliance with applicable requirements.

4. Third party loan

On July 27, 2004, APS Financial loaned $250,000 to Atlast Financial Services, LLC, a Florida company whose principal business is providing clients with wealth accumulation and asset protection planning services. This loan had an original term of 18 months, but was subsequently amended to change the maturity date to October 2005, and to provide for monthly repayment of principal and interest with provision for accelerated repayment should Atlast obtain certain additional financing. At December 31, 2004, the outstanding balance due from Atlast is $235,783.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following at December 31, 2004:

	Useful lives (Years)		Amount
Furniture and fixtures	5	$	236,807
Office equipment	3-7		85,777
Computer equipment	3		130,890
Leasehold improvements	5		116,322
Software	5		61,421
Total property and equipment			631,217
Less, accumulated depreciation and amortization			(599,526)
		$	31,691

6. Commitments and Contingencies

Leases

APS Financial maintains several non-cancelable operating leases, primarily for office space and equipment rentals that expire through April 30, 2009. These leases generally contain renewal options for varying periods. Rental expense for operating leases during 2004 was $598,892, which is included in general and administrative expense on the statement of income. Future minimum lease payments under the non-cancelable operating leases as of December 31, 2004 are:

Year ending December 31,		
2005	$	483,879
2006		187,198
2007		14,250
2008		14,250
2009		4,750
Total	$	704,326

Legal Matters

The Company is involved in various legal actions and other claims arising in the ordinary course of business. The Company believes it is unlikely that the final outcome of any claim or litigation to which the Company is a party will have a material adverse effect on the Company's financial position or results of operations; however due to uncertainty of litigation, there can be no assurance that the resolution of any particular claim would not have a material adverse effect on the Company's results of operations.

7. Financial Instruments with Off Statement of Financial Condition Risk and Concentration of Credit Risk

APS Financial is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, APS Financial is exposed to off statement of financial condition risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. APS Financial and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

APS Financial clears all of its transactions through clearing accounts and is therefore exposed should the clearing broker be unable to fulfill its obligations for securities transactions.

APS Financial deposits its cash and cash equivalents with high credit quality institutions. Periodically such balances may exceed applicable FDIC insurance limits. Management has assessed the financial condition of these institutions and believes the possibility of credit loss is minimal.

During the year ended December 31, 2004, revenues derived from two customers each represented more than 10% of total revenues, respectively. If the Company ever ceased conducting business with these major customers, it could have a material adverse impact on the operating results of the Company.

8. Profit Sharing Plan

APS Financial maintains a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over eighteen years old with more than six months of employment service to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by APS Financial are discretionary. APS Financial incurred a contribution expense in the amount of $92,627 in fiscal 2004. The contribution is included in employee compensation and related benefits in the accompanying statement of income.

In 2005, the Board of Directors of American Physicians Service Group Inc. (APSG) approved the "American Physicians Service Group, Inc. Affiliated Group Deferred Compensation Master Plan" (Deferred Compensation Plan"), a non-qualified compensation plan designed to give APSG more flexibility in compensating key employees and directors through ownership of their common stock. Final adoption of the Deferred Compensation Plan is dependent on shareholder approval at the 2005 Annual Meeting. Under the Deferred Compensation Plan APSG may elect to defer a portion of an employee's or director's ("participants") incentive compensation in the form of a deferred stock grant. Shares become eligible for withdrawal with the passage of time and participants may withdraw eligible shares upon attaining the age of sixty or upon leaving service. Participants may withdraw all shares credited to them ratably over four years, provided they have entered into a non-competition agreement with APSG. Grants will be expensed in full as they are made. APSG plans for this to be an unfunded plan. Shares to be withdrawn will be purchased in the open market or issued from the authorized shares. At December 31, 2004, the Company has expensed $20,240 related to grants made to participants of the plan,

which is included in employee compensation and related benefits expense on the statement of income.

9. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2004 are as follows:

		Amount
Accruals not currently deductible for tax purposes	$	34,209
Excess tax basis over financial statement carrying value of furniture, equipment and leasehold improvements		13,792
Total deferred tax assets	$	48,001

Realization of the Company's deferred tax asset is dependent on future taxable income. The Company has recognized said deferred tax asset since the Company believes that it is more likely than not such assets will be realized.

The Company's effective tax rate varied slightly from the U.S. federal statutory rate of 34% for the year ended December 31, 2004, principally due to permanent nondeductible expenses incurred during the year.

CONFIDENTIAL